SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LENZ Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

52635N103
(CUSIP Number)

March 21, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52635N103	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 864,942
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 864,942
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52635N103	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 864,942
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 864,942
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 52635N103	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Biotech Private Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,017,751
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,017,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Differentiated Ventures Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,017,751
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,017,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON 72 Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,017,751
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,017,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 52635N103	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,882,693
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,882,693
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,693
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52635N103	13G	Page 8 of 10 Pages

Item 1(a).	Name of Issuer.
LENZ Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.
445 Marine View Ave., Ste. #320, Del Mar, California 92014.

Item 2(a).	Name of Person Filing.
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of common stock, par value $0.00001 per share (“Common Stock”), of the Issuer held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to shares of Common Stock held by an investment fund managed by Point72 Asset Management; (iii) Point72 Biotech Private Investments, LLC (“Point72 Biotech”) with respect to shares of Common Stock of which it is the holder; (iv) Differentiated Ventures Investments, LLC (“Differentiated Ventures”), the managing member of Point72 Biotech, with respect to the shares of Common Stock held by Point72 Biotech; (v) 72 Investment Holdings, LLC (“72 Investment Holdings”), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by Point72 Biotech, and (vi) Steven A. Cohen (“Mr. Cohen”) the sole member of 72 Investment Holdings and sole shareholder of Point72 Capital Advisors Inc., with respect to shares of Common Stock held by Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings are Delaware limited liability companies. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number.
52635N103

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 52635N103	13G	Page 9 of 10 Pages

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on March 22, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to securities held by an investment fund it manages. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management, and Point72 Capital Advisors Inc.

Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by Point72 Biotech. 72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of the shares of Common Stock of which Differentiated Ventures may be deemed the beneficial owner.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See Item 2(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 52635N103	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 BIOTECH PRIVATE INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

DIFFERENTIATED VENTURES INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

72 INVESTMENT HOLDINGS, LLC

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 25, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 BIOTECH PRIVATE INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

DIFFERENTIATED VENTURES INVESTMENTS, LLC

	By:	/s/ Vincent Tortorella
Name: Vincent Tortorella
Title: Authorized Person

72 INVESTMENT HOLDINGS, LLC

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person